UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 27, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE BOARD MEETING

This overseas regulatory announcement is made pursuant to rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, our Chairman, the 2013 second regular meeting (the “Meeting”) of the board of directors (the “Board”) of the Company was held on 26 March 2013 in Shanghai.

Mr. Liu Shaoyong, our Chairman; Mr. Ma Xulun, our Vice Chairman; Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing, and Mr. Luo Zhuping, directors of the Company (the “Directors”); and Mr. Sandy Ke-Yaw Liu, Mr. Wu Xiaogen, Mr. Ji Weidong and Mr. Shao Ruiqing, the independent non-executive Directors were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

Mr. Yu Faming, as the chairman of the supervisory committee of the Company, and Mr. Liu Jiashun, as supervisor of the Company, as well as certain senior management personnels of the Company also attended the Meeting.

The number of Directors at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China (the “Company Law”) and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by our Chairman, Mr. Liu Shaoyong. The Directors present at the Meeting considered and unanimously passed the following resolutions:

1.	Considered and approved the 2012 financial statements of the Company, and decided to submit this proposal to the 2012 annual general meeting of the Company (the “2012 AGM”) for consideration and approval.

2.	Considered and approved the 2012 profit distribution proposal of the Company, and decided to submit the same to the 2012 AGM for consideration and approval, details of which are set out as follows:

As audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company (普華永道中天會計師事務所), prepared in accordance with the PRC accounting standards, the parent company had a net profit of RMB2.987 billion for the year 2012, and had an accumulated loss of RMB1.516 billion as at 31 December 2012. As audited by PricewaterhouseCoopers Certified Public Accountants in Hong Kong prepared in accordance with the International Financial Reporting Standards, the parent company had a net profit of RMB2.516 billion for the year 2012, and had an accumulated loss of RMB3.815 billion as at 31 December 2012. In accordance with regulations, the Company shall make good its losses incurred with its profit for the year before making any profit distribution to the shareholders of the Company. Although the Company recorded profit for the year 2012, accumulated loss was still incurred after factoring in its profit for the year 2012 as it incurred significant losses in previous years. As such, it is proposed that no profit shall be distributed in respect of the year 2012 as the Company has not yet satisfied the conditions for profit distribution under the Company Law and the Articles. The independent Directors considered the above profit distribution plan complies with the relevant laws, regulations and the Articles, and hence, agreed that no profit shall be distributed in respect of the year 2012.

3.	Considered and approved the proposal for appointment of the Company’s PRC and international auditors for the year 2013 and decided to submit this proposal to the 2012 AGM for consideration and approval.

Agreed not to re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the Company’s PRC auditors and PricewaterhouseCoopers Certified Public Accountants in Hong Kong as the Company’s international auditors respectively for the year 2013; agreed to appoint Ernst & Young Huaming LLP as the Company’s auditors for financial reports in the PRC and the United States and Ernst & Young as the Company’s auditors for financial report in Hong Kong respectively for the year 2013; and proposed to submit this proposal to the general meeting of the Company to authorise the Board to determine the remuneration of the auditors.

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers Certified Public Accountants in Hong Kong have confirmed that there is no matter relating to their retirement as the Company’s PRC and international auditors that needs to be brought to the attention of the shareholders of the Company. The Board and the audit and risk management committee of the Board confirmed that there is no matter relating to the new appointment of the Company’s PRC and international auditors that needs to be brought to the attention of the shareholders of the Company.

4.	Considered and approved the Company’s proposal of general mandate to authorise the Board to issue bonds and decided to submit the proposal to the 2012 AGM for consideration and approval. (Please refer to Appendix 1 for details of the Company’s general mandate to issue bonds)

5.	Considered and approved the full text of the 2012 annual report and its summary (A share) and 2012 annual results announcement (H share) of the Company, and decided to publish the same together with the 2012 financial statements as considered and approved pursuant to resolution 1 above in both Hong Kong and Shanghai on 26 March 2013; Agreed to submit the 2012 report of Directors as contained in the 2012 annual report to the 2012 AGM for consideration and approval.

6.	Considered and approved the proposal on the granting of a general mandate to the Board in respect of issue of the shares of the Company, and decided to submit this proposal to the 2012 AGM for consideration and approval. (Please refer to Appendix 2 for details of the Company’s general mandate to issue shares)

7.	Considered and approved the proposal for the appointment the Company’s internal control auditors for 2013, and decided to submit this proposal to the 2012 AGM for consideration and approval.

Agreed not to re-ppoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the internal control auditors of the Company for 2013; agreed to appoint Ernst & Young Huaming LLP as the internal control auditors of the Company for 2013; and proposed to submit the same to the general meeting of the Company to authorise the Board to determine the remuneration of the internal control auditors.

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company have confirmed that there is no matter relating to their retirement as the Company’s internal control auditors that needs to be brought to the attention of the shareholders of the Company. The Board and the audit and risk management committee of the Board also confirmed that there is no matter relating to the new appointment of the Company’s internal control auditors that need to be brought to the attention of the shareholders of the Company.

8.	Considered and approved the self-assessment report in respect of internal control for the year 2012 submitted by the Board.

Agreed on the self-assessment report in respect of internal control for the year 2012.

Agreed on the internal control audit report issued by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company.

Please refer to the website of the Shanghai Stock Exchange for the full text of the Company’s self-assessment report in respect of internal control and the internal control audit report at http://www.sse.com.cn.

9.	Considered and approved the social responsibility report of the Company.

Please refer to the website of the Shanghai Stock Exchange at http://www.sse.com.cn for the full text).

10.	Considered and approved the annual review report of the independent Directors and decided to report to the shareholders of the Company at the 2012 AGM.

Please refer to the website of the Shanghai Stock Exchange at http://www.sse.com.cn for the full text.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

26 March 2013

APPENDIX 1

GENERAL MANDATE TO ISSUE BONDS

Details of the proposal general mandate to be granted to the Directors to issue bonds, which is to be submitted to the meeting of the shareholders of the Company (the “Shareholders”) for consideration are as follows:

It was agreed that the Board may issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws, subject to the general and unconditional mandate to be obtained from the Shareholders:

1.	Debt instruments shall include but not be limited to corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, overseas Renminbi bonds or US dollar bonds. However, bonds to be issued or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

2.	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

3.	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

4.	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and market conditions.

5.	Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

6.	Valid term of mandate: One year from the approval of this resolution by the Shareholders in a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

7.	Authorisation to be granted to the Board

It is proposed at the Shareholders’ meeting that an authorisation be granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(1)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.

(2)	To take all such acts and steps as considered to be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(3)	To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

(4)	To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited;

(5)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(6)	To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(7)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

APPENDIX 2

GENERAL MANDATE TO ISSUE SHARES

Details of the general mandate to be granted to the Directors to issue shares, which is to be submitted to the Shareholders’ meeting for consideration are as follows:

(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of the existing A Shares and H Shares as at the time of approval of this resolution by the Shareholders; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)	the expiration of the 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the Shareholders in a general meeting.

(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of shares authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.